SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1).
Aviation Sales Company
__________________________________________________________
       (Name of Issuer)

		______________________Common Capital Stock_________________
(Title of Class of Securities)

053672101
__________________________________________________________
			(CUSIP)

 .	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 48625010
_____________________________________________________________________

1)	Names of Reporting Persons S. S. or I.R.S. Identification Nos. of Above

	  Persons: The Kaufmann Fund, Inc. TIN # 13-2605091

2)	Check the Appropriate Box if a Member of a Group

(a)

(b)


3)	SEC Use Only:_______________________________


4)	Citizenship or Place of Organization: United States


	Number of	(5) Sole Voting Power: 0 shs:
	Shares Bene-
	ficially	(6) Shared Voting Power: N/A
	Owned by
	Each Report-	(7) Sole Dispositive Power: 0 shs
	ing Person
	With	(8) Shared Dispositive Power: N/A


9)	9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
         0 shs

	10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares:_____



11)  Percent of Class Represented by Amount in Row 9: 0 %


12)  Type of Reporting Person (See Instructions): IV





					       Item 1(a)

Name of Issuer: Aviation Sales Company
Item l(b)
Address of Issuer's Principal Executive Office: 6905 N.W. 25th Street
						Miami, FL 33122
                                                                   Item 2(a)
Name of Person Filing: The Kaufmann Fund, Inc.
					          Item 2(b)

Address of Principal Business Office or, if none, Residence: 140 E. 45th Street, 43rd Floor, New York, NY 10017

					          Item 2(c)

Citizenship: United States

Item 2(d)

Title of Class of Securities: Common Capital Stock

					          Item 2(e)

CUSIP Number: 053672101
                                                                    Item 3

If this statement is filed pursuant to Rules 13d-l(b), or 13d-2(b), check whether the person filing is a:

	(a)   	____Broker of Dealer registered under Section 15 of the Act.
	(b)		____Bank as defined in section 3(a)(6) of the Act.
	(c)		____Insurance Company as defined in section 3(a)(19) of the Act.
	(d)		_X__Investment Company registered under section 8 of the Investment
				Company Act.
	(e)		____Investment Adviser registered under section 203 of the Investment
			Advisers Act of 1940.



`	(f)	____	Employee Benefit Plan, Pension Fund which is subject to the
			provisions of the Employee Retirement Income Security Act of 1974
			or Endowment Fund; see Section 240.13d-l(b)(1)(ii)(F).
	(g)	____	Parent Holding Company in accordance with Section 240.13d-
			l(b)(ii)(G) (Note: See Item 7).
	(h)	____	Group, in accordance with Section 240-13d-l(b)(1)(ii)(H).


Item 4

Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned: 0 shs

(b)	Percent of Class: 0 %

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0 shs
(ii)	shared power to vote or to direct the vote :N/A
(iii)         sole power to dispose or to direct the disposition
	 of: 0 shs
(iv)	shared power to dispose or to direct the disposition
	 of: N/A
Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).
Item 5
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( x )

Item 6
Ownership of More than Five Percent on Behalf of Another Person.  N/A



Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8

Identification and Classification of Members of the Group.  N/A

Item 9

Notice of Dissolution of Group.  N/A

Item 10

Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in an transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 31, 1997

Signature___________________________

	     ANTHONY W. TOOGOOD
	                 Name

	     __Vice-President_________
		     Title



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